                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

         Commission File Number 1-5725

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Piper Impact 401(k) Plan


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Quanex Corporation
                  1900 West Loop South, Suite 1500
                  Houston, TX 77027



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                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Piper Impact 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Piper Impact 401(k) Plan ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

May 25, 2001



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                               QUANEX CORPORATION
                            PIPER IMPACT 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                               DECEMBER 31,
                                                         -----------------------
                                                            2000         1999
                                                         ----------   ----------
Assets:
              Investments at fair value (see Note C)     $6,913,217   $7,372,571

              Participant loans                             365,313      300,717

              Employee contributions receivable              83,617      131,512
              Employer contributions receivable              46,464       73,261
                                                         ----------   ----------
                                                            130,081      204,773
                                                         ----------   ----------

Net assets available for benefits                        $7,408,611   $7,878,061
                                                         ==========   ==========

                       See notes to financial statements.

                               QUANEX CORPORATION
                            PIPER IMPACT 401(k) PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                   2000            1999
                                                               ------------    ------------
Investment income:
              Interest and dividends                           $    539,795    $    520,323
              Net appreciation  (depreciation) in fair value
                of investments (see Note C)                        (862,632)        670,599
                                                               ------------    ------------
                                                                   (322,837)      1,190,922
                                                               ------------    ------------

Contributions:
              Employer (net of forfeitures)                         463,148         541,133
              Employee                                              958,451       1,295,411
                                                               ------------    ------------
                                                                  1,421,599       1,836,544
                                                               ------------    ------------

Interest on participant loans                                        24,362          17,655
                                                               ------------    ------------
                   Total additions                                1,123,124       3,045,121
                                                               ------------    ------------

Benefit payments                                                  1,586,931         947,578
Administrative fees (see Note D)                                      5,643           5,040
                                                               ------------    ------------
                   Total deductions                               1,592,574         952,618
                                                               ------------    ------------

Increase (decrease) in net assets available
  for benefits                                                     (469,450)      2,092,503

Net assets available for benefits:
              Beginning of year                                   7,878,061       5,785,558
                                                               ------------    ------------
              End of year                                      $  7,408,611    $  7,878,061
                                                               ============    ============



                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 001

                               QUANEX CORPORATION
                            PIPER IMPACT 401(k) PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 2000

                                                             Shares/                          Current
                                                            Par Value         Cost             Value
                                                            ---------      -----------      -----------
  *   Fidelity Puritan Fund                                    28,833      $   544,971      $   542,932
  *   Fidelity Magellan Fund                                    1,397          180,420          166,603
  *   Fidelity Contrafund                                      22,437        1,183,904        1,103,233
  *   Fidelity Growth & Income Fund                             1,586           72,824           66,791
  *   Fidelity Independence Fund                               30,116          659,696          662,856
  *   Fidelity Overseas Fund                                      370           16,010           12,702
  *   Fidelity Balanced Fund                                      897           13,868           13,631
  *   Fidelity Blue Chip Fund                                  52,140        2,404,880        2,686,750
  *   Fidelity Asset Manager Fund                              20,583          362,864          346,209
  *   Fidelity Low-Priced Stock Fund                              486           11,076           11,230
  *   Fidelity Government Money Market Fund                   654,507          654,507          654,507
      Templeton Foreign Fund                                    1,112           11,551           11,500
      Neuberger & Berman Partners Trust Fund                       98            1,770            1,656
                                                                           -----------      -----------
                  Total Mutual Fund Assets                                   6,118,341        6,280,600

  *   Quanex Corporation unitized common stock                 22,639          219,370          217,783
  *   Fidelity Common/Commingled trust                        414,834          414,834          414,834
      Participant loans (bearing interest rates from
         8.75% to 10.50%, maturing within five to ten years)                   365,313          365,313

                                                                           -----------      -----------
                  Total Investments                                        $ 7,117,858      $ 7,278,530
                                                                           ===========      ===========



* Party-in-Interest

                               QUANEX CORPORATION
                            PIPER IMPACT 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999



A.       DESCRIPTION OF THE PLAN

         The following description of the Piper Impact 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (1) General. The Plan is a defined contribution plan which covers substantially all full-time employees of Piper Impact, Inc., (the "Company"), a subsidiary of Quanex Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by Quanex Corporation's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may contribute to the Plan by electing salary deferrals between 1% and 20% of compensation as defined by the Plan document. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations. In addition, the Company makes a contribution on behalf of employees who have at least three months of service. This contribution is based on company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (4) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested for each year of credited service beginning with his or her second year and is 100% vested after six years of credited service. Forfeited balances of terminated participants' non-vested accounts are used to reduce current or future Company contributions.

         (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. In accordance with the Code, upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution.

         (6) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or ten years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.


B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.



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         (2)      Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expense. The Company pays all administrative expenses, except loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

         (5)      Payments of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets.

                                           December 31, 2000         December 31, 1999
                                          Shares       Amount       Shares       Amount
                                        ----------   ----------   ----------   ----------
Fidelity Puritan Fund                       28,833   $  542,932       29,290   $  557,384
Fidelity Contrafund                         22,437    1,103,233       22,229    1,334,186
Fidelity Independence Fund                  30,116      662,856       24,938      644,646
Fidelity Blue Chip Fund                     52,140    2,686,750       49,444    2,972,107
Fidelity Government Money Market Fund      654,507      654,507      582,658      582,658
Common / Commingled Trust                  414,834      414,834      511,721      511,721

         During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

                                  2000          1999
                               ----------    ----------
Fidelity mutual funds          $ (841,485)   $  652,898
Quanex unitized common stock      (21,147)       17,701
                               ----------    ----------
                               $ (862,632)   $  670,599
                               ==========    ==========

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $5,643 and $5,040 for the years ended December 31, 2000 and 1999, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2000 and 1999, the value of Quanex Corporation common stock held by the Plan was $ 217,783 and $167,512, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated September 30, 1998. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Piper Impact 401(k) Plan


Date: June 22, 2001                    /s/ Viren M. Parikh
                                       -------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
23.1              Independents Auditor's Consent